

November 15, 2012

Via E-mail:
Mr. Shawn E. Endsley
Chief Financial Officer
USA Mobility Inc.
6850 Versar Center, Suite 420
Springfield, Virginia 22151-4148

> **Re: USA Mobility Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-32358**

Dear Mr. Endsley:

We have reviewed your response letter dated October 16, 2012 and your filing and have the following comments.   Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Revenue Recognition, page F-11

1. We note your response to comment one from our letter dated October 3, 2012. We understand that Amcom sells mission-critical unified communications solutions to customers in various industries and already has thousands of enterprise-level installations in place. In this regard, please tell us the following:

   • Why purchases (by an existing customer) of more licenses or new modules (presumably within your enterprise suite or family of products) are deemed to be "unrelated" to previously executed transactions and are accounted for as a new sale, instead of an exercise of a right to receive specified additional products.   Additionally, tell us whether the customer option to exercise such right is substantive.   Please provide illustrative transactions in order that we may better understand your response. Refer to ASC 985-605-25-47.

- How you account for specified upgrade rights. Please tell us whether you communicate to existing customers or potential clients (i.e., in a response to RFPs) a product roadmap that outlines plans regarding enhancements to your products or the strategic direction of your product development efforts.

- Whether your revenue arrangements include a right to receive unspecified additional software products within a specified time period.

- What your discount policy is for the initial product licensing and whether any discount offered on future purchases of future products is significant and incremental. Refer to ASC 985-605-55-201.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director